DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06025582

February 16, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Post Office Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated December 29, 2005

Dear Mr. English:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Great Plains Energy by the Sierra Club. We also have received a letter from the proponent dated January 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: David E. Ortman
Chair, Shareholder Action Task Force
Sierra Club
7043 22nd Ave N.W.
Seattle, WA

GREAT PLAINS[SM] ENERGY

1934 Act, Section 14(a)
Rules 14a-8(f) and 14a-8(i)(7)

December 29, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by Bartlett Naylor on Behalf of The Sierra Club

Ladies and Gentlemen:

On behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), I have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareholder proposal and statement of support submitted on behalf of The Sierra Club (the "Proponent") by Mr. Bartlett Naylor, the Proponent's representative ("Mr. Naylor"), for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareholders. The proposal and supporting statement are collectively referred to as the "Proposal."

I respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2006 proxy materials. I am sending a copy of this letter to Mr. Naylor as formal notice of the Company's intention to exclude the Proposal from its 2006 proxy materials.

The Proposal reads:

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $15 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective.

The report should be made available to shareholders by July 15, 2006, and shall be included in the next Annual Report thereafter.

Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2006 proxy materials because (i) the Proponent has not demonstrated its eligibility to submit the Proposal and (ii) the Proposal relates to the ordinary business operations of the Company.

I. The Proponent Has Not Demonstrated Its Eligibility to Submit the Proposal.

Rule 14a-8(b) requires proponents to satisfy certain eligibility requirements in order to submit a proposal for inclusion in a company's proxy materials for a shareholder meeting. Rule 14a-8(b)(1) requires a proponent to be a security holder and to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the date the proponent submits the proposal. Rule 14a-8(b)(2) provides that the proponent bears the burden of demonstrating compliance with the eligibility requirements in Rule 14a-8(b)(1).

Mr. Naylor submitted the Proposal to the Company on behalf of the Proponent via e-mail on November 21, 2005. In a note preceding the Proposal, Mr. Naylor wrote that "[t]he proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2006 annual meeting." See Exhibit A.

Because this statement did not demonstrate the Proponent's eligibility to submit the Proposal, and because the name of the Proponent did not appear in the Company's records as a shareholder of record, the Company sent a timely notice to Mr. Naylor on December 2, 2005, requesting verification of the Proponent's eligibility. See Exhibit B. In particular, the Company requested information from the record holder of the Proponent's shares of Great Plains common stock in order to verify that the Proponent continuously held the required amount of common stock for at least one year as of November 21, 2005, the date the Proposal was submitted to the Company. The Company attached a copy of Rule 14a-8 to the notice.

Mr. Naylor replied to the Company's notice via e-mail on December 5, 2005, stating that he had just faxed to the Company a letter from Charles Schwab & Co. Inc. ("Schwab") regarding the Proponent's ownership (the "Schwab Letter"). The Company did, in fact, receive the Schwab Letter on December 5, 2005 via facsimile transmission. A copy of the Schwab Letter, which is undated, is attached as Exhibit C, and a copy of Mr. Naylor's e-mail dated December 5, 2005 is attached as Exhibit D.

The Schwab Letter, which is addressed to the Proponent and was faxed by Schwab on October 31, 2005, reads as follows:

> I am writing at your request of October 31, 2005, to confirm the number of shares of Great Plains Energy (GXP) held in the street name of Charles Schwab & Co. Inc., for the benefit of the Sierra Club . . . .
>
> The Sierra Club purchased 107 shares of Great Plains Energy Inc (GXP) on 10-24-04. The Sierra Club has continuously held the 107 shares of GXP since 10-24-04.

This information does not provide sufficient proof of the Proponent's eligibility to submit the Proposal.

The Staff has made it abundantly clear in no-action letters and in the Staff Legal Bulletins addressing Rule 14a-8 that a shareholder must provide sufficient proof of its eligibility pursuant to Rule 14a-8(b)(2). See, e.g., Wal-Mart Stores, Inc. (Feb. 2, 2005) (granting relief where the proponent submitted proposal on December 6, 2004, but verifying letter from record holder was dated November 22, 2004); International Business Machines Corporation (Jan. 7, 2004) (granting relief where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); Pall Corporation (Sept. 20, 2005) (granting relief where proponent "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal").

In addition, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff made two statements that bear directly on the issue presented here. First, in making the point that a proponent's periodic account statements could not serve as adequate proof of ownership for one year as of the date the proponent submitted its proposal, the Staff stated as follows: "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for the period of one year as of the time of submitting the proposal." Second, in the same Staff Legal Bulletin, the Staff stated that a proposal would be excludable where a proponent submitted a proposal on June 1 and provided a statement from the record holder of its securities verifying that the proponent owned the required amount of securities continuously for one year as of only May 30 of the same year. Both of these statements highlight the requirement in Rule 14a-8(b) that the required evidence of ownership from the record holder of the proponent's securities must relate precisely to the date the proponent submits a proposal.

The Proponent submitted the Proposal on November 21, 2005. The Schwab Letter, which is not dated, at best only addresses the Proponent's share ownership as of the date it was faxed by Schwab, October 31, 2005. Thus, the Proponent has failed to demonstrate its eligibility to submit the Proposal because the Schwab Letter did not verify, as the Company explicitly requested and as Rule 14a-8(b) requires, that the Proponent continuously held the minimum amount of the Company's securities for the one-year period ended November 21, 2005.

Under Rule 14a-8(b)(2), the burden of demonstrating eligibility to submit this Proposal is on the Proponent. Despite a clear notification from the Company regarding the need for the Proponent to provide sufficient information to demonstrate its eligibility, the Proponent failed to meet its burden. Accordingly, the Proposal is excludable under Rule 14a-8(f).

II. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." Day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations.

The Proposal requests that Great Plains evaluate and report on the impact on its financial results, over a ten-year period, of a hypothetical tax related to CO_2 emissions. The Proponent's supporting statement repeatedly stresses the need for utilities, such as the Company, "to explicitly account for the financial risk associated with greenhouse gas emissions," to take into account their "current and future financial exposure" to a carbon tax, and to "begin planning to mitigate the financial impacts" of such a tax.

It is well established that proposals such as this, which seek an evaluation of risks or liabilities that a company faces, relate to ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). See, e.g., The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion in Asia and elsewhere); Xcel Energy, Inc. (Apr. 1, 2003) (granting relief where the proposal sought a report on the economic risks associated with past emissions of specified substances and the company's public stance regarding efforts to reduce such emissions and the economic benefits of committing to a substantial reduction of such emissions).

Further, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that: "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that my adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." I believe that the Proposal falls clearly within the guidance of Staff Legal Bulletin No. 14C as well as the Xcel line of letters because it relates to the Company's internal assessment of certain financial risks or liabilities that it may face – the impact on its financial results of a possible CO_2 tax resulting from the effects of its operations on the environment. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

* * *

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2006 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

Enclosures

cc: Mr. Bartlett Naylor (w/enclo.)

-----Original Message-----
From: bartnaylor@aol.com [mailto:bartnaylor@aol.com]
Sent: Monday, November 21, 2005 10:31 AM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; deo@gendlermann.com
Cc: mcmulw@socket.net; tanya.tolchin@sierraclub.org
Subject: shareholder resolution, Great Plains

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2006 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2006 annual meeting.
Please confirm receipt by return email.
--Bartlett Naylor

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $15 tax per ton of CO2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective.

This report should be made available to shareholders by July 15, 2006, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less. We urge you to vote FOR this resolution.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
<((((º>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((º>¸.
·´¯`·.¸.¸..·´¯`·.. ><((((º>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((º>

Exhibit B

English Mark

From: English Mark
Sent: Friday, December 02, 2005 11:26 AM
To: 'bartnaylor@aol.com'
Cc: Curry Barbara
Subject: Shareholder Proposal of The Sierra Club

Dear Mr. Naylor:

Please see the attached document responding to your November 21, 2005 email.

Regards,

Mark G. English
Great Plains Energy Services
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556-2418 (fax)
mark.english@kcpl.com

Bartlett_Naylor_Ltr
_12-2-2005....

Exhibit B

GREAT PLAINS ENERGY

December 2, 2005

VIA E-MAIL (bartnaylor@aol.com)

Mr. Bartlett Naylor
Capital Strategies Consulting, Inc.
Arlington, Virginia

Re: Shareholder Proposal of The Sierra Club

Dear Mr. Naylor:

This letter acknowledges receipt of your e-mail dated November 21, 2005 requesting that Great Plains Energy Incorporated include a resolution of The Sierra Club in its proxy statement for its 2006 annual meeting.

In order to have a proposal included in a company's proxy statement, the proponent must meet the eligibility and procedural requirements under rules of the Securities and Exchange Commission ("SEC") relating to shareholder proposals. One of those requirements is that the proponent show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000.00 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. The proposal you submitted did not include any of the required proof of The Sierra Club's ownership of the common stock of Great Plains Energy.

It appears that The Sierra Club may hold its shares through a brokerage firm or bank, as our records do not show that The Sierra Club is a record holder of common stock of Great Plains Energy. We do not have access to information that would allow us to verify that The Sierra Club meets the ownership requirement under the SEC's rules. Therefore, please send me a record from The Sierra Club's brokerage firm or bank (or other nominee) verifying that The Sierra Club has continuously held the required amount of common stock of Great Plains Energy for at least the one-year period ending November 21, 2005. Please also send us evidence that you have been appointed as proxy for The Sierra Club.

Please send this information to me either by e-mail or regular mail at my e-mail or the mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or Great Plains Energy will be entitled to exclude the proposal of The Sierra Club from its proxy statement pursuant to the SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery.

For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Sincerely,

Barbara B. Curry
Senior Vice President, Corporate Services and
Corporate Secretary

Attachments

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

charles SCHWAB

Chairman's Division/Service Recovery
101 Montgomery Street San Francisco CA 94104
tel (415) 627 7000

Sierra Club
Attn: Hamilton Leong
85 Second St., 2nd Floor
San Francisco CA 94105

RE: SF 8769-0836

Dear Mr. Leong:

I am writing at your request of October 31, 2005, to confirm the number of shares of Great Plains Energy (GXP) held in the street name of Charles Schwab & Co. Inc., for the benefit of the Sierra Club Inc. account, SF 8769-0836.

The Sierra Club purchased 107 shares of Great Plains Energy Inc (GXP) on 10-24-04. The Sierra Club has continuously held the 107 shares of GXP since 10-24-04.

Please feel free to call me at 602-355-5000 should you have any questions.

Sincerely,

Kimberly McCauley

Kimberly McCauley
Senior Relationship Specialist
Charles Schwab & Co. Inc.

GPO
10/31/05

Exhibit D

English Mark

From: bartnaylor@aol.com
Sent: Monday, December 05, 2005 6:12 PM
To: Mark.English@kcpl.com; deo@gendlermann.com; tanya.tolchin@sierraclub.org
Subject: Re: Shareholder Proposal of The Sierra Club

Mr. English:

I just you faxed a letter from Schwab regarding the Sierra Club's ownership. Please confirm receipt by return email. Please advise if you consider it in order.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
<((((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((°>¸.
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-----Original Message-----
From: English Mark <Mark.English@kcpl.com>
To: 'bartnaylor@aol.com' <bartnaylor@aol.com>
Cc: Curry Barbara <Barbara.Curry@me00.kcpl.com>
Sent: Fri, 2 Dec 2005 11:26:07 -0600
Subject: Shareholder Proposal of The Sierra Club

Dear Mr. Naylor:

Please see the attached document responding to your November 21, 2005 email.

Regards,

Mark G. English
Great Plains Energy Services
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556-2418 (fax)
mark.english@kcpl.com

<<Bartlett_Naylor_Ltr_12-2-2005.pdf>>

SIERRA CLUB
FOUNDED 1892

David E. Ortman
Chair, Shareholder Action Task Force
7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
WA D.C. 20549

January 13, 2006

RE: Great Plains Energy Incorporated: Opposition to Omission of Shareholder Proposal Submitted by the Sierra Club:

Dear SEC:

The following is a response to the December 29th letter from Great Plains Energy requesting that no action be taken by the Securities and Exchange Commission if they omit the Sierra Club's shareholder resolution (see enclosed). We appreciate the opportunity to respond. First, Sierra Club has owned stock in Great Plains Energy continuous for a year from our filing of the resolution (see enclosed). By copy of this letter we have provided Great Plains with the most recent verification from Schwab as well. We believe this should resolve the question of our eligibility to submit a proposal.

Second, Great Plains Energy argues that day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations. We believe that global warming and related carbon emissions are significant social policy issues (see enclosed list of recent global warming studies). The supporting statement merely reports that the PUC in California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions. The Sierra Club resolution calls for a straight forward financial analysis of the impact to the company of a \$15 tax per ton of CO_2. Corporations should be prepared to analyze the impacts of emerging significant social and environmental policies on the corporation and shareholders. This should include being prepared to analyze the impacts of new emerging tax polices.

In the past, the SEC staff have refused to allow corporations to hide behind Rule 14a-8(i)(7) (a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations"). SEC staff have previously refused to allow a company to omit a resolution calling for a postponement in the expansion of a gold/copper milling operations, ending a corporation's cooperation with a foreign government's military, and allowing independent environmental monitoring of the corporations operations by non-governmental organizations. See Freeport-McMoRan Copper & Gold (Feb. 10, 1997) (refusing to allow company to omit the proposal under [then] rule 14a-8(c)(7) as ordinary business). Similarly, a new energy tax would not be the company's ordinary business, it would be something new, something outside its ordinary business.

We believe that we meet the requirements to file a shareholder proposal and that our proposal does not fall within ordinary business operations. We believe the Great Plains shareholders have the right to review cast an advisory ballot on this resolution.

Sincerely,

David E Ortman

David E. Ortman
Chair, Shareholder Action Task Force
7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

Encl. Sierra Club Resolution
Schwab letter of verification
Global Warming List of Studies

cc: Great Plains Energy

2006 Sierra Club Resolution to Great Plains Energy

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO_2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $15 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective.

This report should be made available to shareholders by July 15, 2006, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less. We urge you to vote FOR this resolution.

charles SCHWAB

2429 E Lincoln Drive Phoenix AZ 85016

January 4, 2006

Sierra Club
Attn: Hamilton Leong
85 Second St., 2nd Floor
San Francisco CA 94105

RE: SF 8769-0836

Dear Mr. Leong:

I am writing at your request of January 4, 2006, to confirm the number of shares of Great Plains Energy (GXP) held in the street name of Charles Schwab & Co. Inc., for the benefit of the Sierra Club Inc. account, SF 8769-0836.

The Sierra Club purchased 107 shares of Great Plains Energy Inc (GXP) on 10-24-04. The Sierra Club has continuously held the 107 shares of GXP since 10-24-04.

Please feel free to call me at 602-355-5000 should you have any questions.

Sincerely,

Kimberly McCauley
Senior Relationship Specialist
Charles Schwab & Co. Inc.

Impacts Bibliography

Back ***To print this page, please use your browser's print button.***

The following sources are provided as a service to those seeking additional views, information, articles, and publications related to the potential impacts of global warming. Views and positions advocated within these articles and publications do not necessarily reflect those of the U.S. Environmental Protection Agency.

General | Birds | Fish | Mammals | Parks | Other
Data Sources for State Specific Impacts

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General

Barber, Valerie A., G.P. Juday, and B.P. Finney. 2000. Reduced growth of Alaskan white spruce in the twentieth century from temperature-induced drought stress. *Nature* 405 (6787):668

Bond, W. J. 1995. Effects of global change on plant-animal synchrony: implications for pollination and seed dispersal in Mediterranean habitats. Ecological Studies 117: 181-202.

Bond, W. J. and D. M. Richardson. 1990. What can we learn from extinctions and invasions about the effects of climate change? South African Journal of Science 86(7-10): 429-433. Conference on Geosphere--Biosphere Change in Southern Africa.

Dobson, A., A. Jolly, and D. Rubenstein.1989. The greenhouse effect and biological diversity. Trends Ecol. Evol. 4(3): 64-68.

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Fagre, Daniel B., Peter L. Comanor, Joseph D. White, F. Richard Hauer, and Steven W. Running. 1997. Watershed responses to climate change at Glacier National Park. Journal of the American Water Resources Association 33 (4).

Fagre, Daniel B. Glacier Monitoring in Glacier National Park EXIT disclaimer U.S.G.S. Glacier Field Station, April 6, 1999.

Fraser, William. 1997. Is warming trend hurting penguins? *Science* 276:1790

Graham, R.W. and E.C. Grimm.1990. Effects of global climate change on the patterns of terrestrial biological communities. Trends Ecol. Evol. 5(9): 289-292.

Hall, M.H.P. 1994. Predicting the impact of climate change on glacier and vegetation distribution in Glacier National Park to the Year 2100. Master's Thesis, State University of New York, Syracuse, New York.

Herman, T. B. and F. W. Scott. 1992. Global change at the local level: assessing the vulnerability of vertebrate species to climatic warming. Pages 353-367 *in*: Science and the Management of Protected

Areas. J. H. M. Willison, S. Bondrupnielsen, C. Drysdale, T. B. Herman, N. W. P. Munro and T. L. Pollock (eds.). New York: Elsevier Science Publ B V.

Hoffmann, A.A., and M.W. Blows. 1993. Evolutionary genetics and climate change: will animals adapt to global warming? *In:* Biotic Interactions and Global Change. P. M. Kareiva, J. G. Kingsolver and R. B. Huey (eds.). Sunderland, MA: Sinauer Associates.

Holt, R.D. 1990. The microevolutionary consequences of climate change. Trends Ecol. Evol. 5: 311-317.

Intergovernmental Panel on Climate Change. 1996. Climate Change 1995: The Science of Climate Change. New York: Cambridge University Press.

Intergovernmental Panel on Climate Change. 1996. Impacts, Adaptation, and Mitigation of Climate Change: Scientific-Technical Analyses. New York: Cambridge University Press.

Intergovernmental Panel on Climate Change. 2001. Summary for Policymakers, IPCC WGI Third Assessment Report. Geneva.

Johnston, K. M. and M. D. Schmitz. 1997. Wildlife and climate change: assessing the sensitivity of selected species to simulated doubling of atmospheric CO_2. Global Change Biology 3: 531-544.

Jutro, P. R. 1991. Biological diversity, ecology, and global climate change. Environmental Health Perspectives. 96: 167-170.
Kadlecek, M. 1991. Global climate change could threaten U.S. wildlife. Conservationist 46(1): 54-55.

La Roe, T. 1991. The effects of global climate change on fish and wildlife resources. Trans. North Am. Wildl. Nat. Resour. Conf. 56: 171-176.

Lester, R. T. and J. P. Myers. 1991. Double jeopardy for migrating wildlife. Pp. 119-133 *in* R. L. Wyman (ed.). Global climate change and life on earth. Chapman and Hall: New York.

National Assessment Synthesis Team. 2000. Climate Change Impacts on the United States: The Potential Consequences of Climate Variability and Change. New York: Cambridge University Press.

National Snow and Ice Data Center. 2001. State of the Cryosphere. EXIT disclaimer National Snow and Ice Data Center 2000.

Reid, W. V. and M. C. Trexler. 1992. Responding to potential impacts of climate change on U.S. coastal biodiversity. Coastal Management 20(2): 117-142.

Rind, D., R. Goldberg, J. Hansen, C. Rosenzweig, and R. Ruedy. 1990. Potential evapotranspiration and the likelihood of future drought. J. Geophys. Res. 95:998310004.

Root, T. 1997. How to approach assessing climate impacts on animals. Pages 203-206 *in* S. J. Hassol and J. Katzenberger (eds.). Elements of Change 1996, Aspen Global Change Institute, Aspen, CO.
Root, T. L. and S. H. Schneider. 1993. Can large-scale climatic models be linked with multiscale ecological studies? Conservation Biology 7(2): 256-270.

Serreze, M.C., J.E. Walsh, F.S. Chapin, T. Osterkamp, M. Dyurgerov, V. Romanovsky, W.C. Oeschel, J. Morison, T. Zhang, and R.G. Barry. 2000. Observational evidence of recent change in the northern high-latitude environment. *Climatic Change* 46 (1-2):159-207.

Shepherd, Andrew, Duncan J. Wingham, Justin A. D. Mansley, and Hugh F. J. Corr. 2001. Inland thinning of Pine Island Glacier, West Antarctica. *Science* 291 (5505):862-864.

Stirling, Ian, Nicholas J. Lunn, and John Iacozza. 1999. Long term trends in population ecology of polar bears in western Hudson Bay in relation to climatic change. *Arctic* 52 (3):294-306.

Stott, P. 1994. Climate change and its implications for the terrestrial vertebrate fauna. Transactions of the

Royal Society of South Australia 118(1-2): 59-68.

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Birds

Anonymous.1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Ball, T. 1983. The migration of geese as an indicator of climate change in the southern Hudson bay region between 1715 and 1851. Climatic Change 5(1): 85-93.

Bean, M. J. 1989. Waterfowl and climate change: a glimpse into the twenty-first century. Orion 8(2): 22-27.

Berthold, P. 1991. Patterns of avian migration in light of current global 'greenhouse' effects: a Central European perspective. Pp. 780-786 *in* B. D. Bell, R. O. Cossee, J. E. C. Flux, B. D. Heather, R. A. Hitchmough, C. J. R. Robertson and M. J. Williams (eds.). Acta XX Congressus Internationalis Ornithologici. Wellington, New Zealand: New Zealand Ornithological Trust.

Bethke, R.W. and T. D. Nudds. 1995. Effects of climate change and land use on duck abundance in Canadian prairie-parklands. Ecological Applications 5(3): 588-600.

Boersma, P.D. 1998. Population trends of the Galapagos penguin: impacts of El Niño and La Nina. Condor 100: 245-253.

Botkin, D. B., D. A. Woodby and R. A. Nisbet. 1991. Kirtland's Warbler habitats: a possible early indicator of climatic warming. Biological Conservation 56(1): 63-78.

Brown, R. G. B.1991. Marine birds and climatic warming in the northwest Atlantic. Canadian Wildlife Service Occasional Paper 68: 49-54.

Burger, J. 1990. Seabirds, tropical biology and global warming: are we missing the ark? Colonial Waterbirds 13(2): 81-84.

Crick, H. Q. P., C. Dudley, D. E. Glue and D. L. Thompson. 1997. U.K. birds are laying their eggs earlier. Nature 388: 526.

Dean, R. 1993. The Red Lark in the greenhouse world. African Wildlife 47(5): 211, 213-214.

Ens, et al. 1996. Effects of climate change on bird migration strategies along the East Atlantic flyway. Institute for Forestry and Nature Research, the Netherlands.

Fraser, W. et al. 1992. Increases in Antarctic penguin populations: reduced competition with whales or a loss of sea ice due to environmental warming. Polar Biology 11: 525-531.

Huntley, B. 1995. Plant species' response to climate change: implications for the conservation of European birds. Ibis 137 (SUP. 1): S127-S138.

Jarvinen, A. 1994. Global warming and egg size of birds. Ecography 17(1): 108-110.

Koskimies, P. 1981. The expansion of the Great Reed Warbler (Acrocephalus arundinaceus) into Finland. Ornis Fennica 58(4): 151-158.

Larson, D. L. 1994. Potential effects of anthropogenic greenhouse gases on avian habitats and populations in the northern Great Plains. American Midland Naturalist 131(2): 330-346.

Larson, D. L. 1995. Effects of climate on numbers of northern prairie wetlands. Climatic Change 30: 169-180.

Mason, C. F. 1995. Long-term trends in the arrival dates of spring migrants. Bird Study 42(3): 182-189.

Meekes, H. T. H. M. 1991. The possible impact of climate change on the avian community of dune ecosystems. Landscape Ecology 6(1-2): 99-103.

Oglesby, R. T. and C. R. Smith. 1995. Climate change in the northeast. Pages 390-391 *in* E. T. LaRoe, G. S Farris, C. E. Puckett, P. D. Doran and M. J. Mac (eds.). Our living resources: a report to the nation on the distribution, abundance, and health of U.S. plants, animals, and ecosystems. U.S. Department of the Interior, National Biological Service, Washington, DC.

Nott, M.P., DeSante, D.F., Siegel, R.B., and P. Pyle. 2002. Influences of the El Niño/Southern Oscillation and the North Atlantic Oscillation on avian productivity in forests of the Pacific Northwest of North America. Global Ecology and Biogeography 11:333-342.
Poiani, K. A., and W. C. Johnson. 1991. Global warming and prairie wetlands: potential consequences for waterfowl habitat. Bioscience 41: 611-618.

Price, J. T. 1995. Potential impacts of global climate change on the summer distributions of some North American grassland birds. Ph.D. Dissertation, Wayne State University, Detroit, MI. UMI number: 9613516.

Price, J. T. In press. Potential impacts of climate change on the summer distributions of some North American grassland birds. U.S.G.S. Technical Report.

Rodenhouse, N.L. 1992. Potential effects of climatic change on a neotropical migrant landbird. Conservation Biology 6(2): 263-272.

Root, T.L. 1993. Effects of global climate change on North American birds and their communities. *In* P. M. Kareiva, J. G. Kingsolver and R. B. Huey (eds.). Biotic Interactions and Global Change. Sunderland, MA: Sinauer Associates.

Root, T. L. 1994. Scientific/philosophical challenges of global change research: a case study of climatic changes on birds. Proceedings of the American Philosophical Society 138(3): 377-384.

Root, T. L. and J. D. Weckstein. 1995. Changes in winter ranges of selected birds, 1901-89. Pages 386-389 *in* E. T. LaRoe, G. S Farris, C. E. Puckett, P. D. Doran and M. J. Mac (eds.). Our living resources: a report to the nation on the distribution, abundance, and health of U.S. plants, animals, and ecosystems. U.S. Department of the Interior, National Biological Service, Washington, DC.

Serventy, D. L. 1977. The use of data on the distribution of birds to monitor climatic changes. Emu 77(4): 162-166.

Tramer, E. J. 1992. Global warming: an imminent threat to birds? Living Bird 11(2): 8-12.

Veit, R. et al. 1997. Apex marine predator declines 90% in association with changing oceanic climate. Global Change Biology 3: 23-28.

Whitehead, P. J., D. M. J. S. Bowman, and S. C. Tidemann. 1992. Biogeographic patterns, environmental correlates and conservation of avifauna in the Northern-Territory, Australia. Journal of Biogeography 19(2): 151-161.

Williamson, K. 1975. Birds and climatic change. Bird Study 22: 143-164.

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Fish, Fisheries and Aquatic Ecosystems

Alexander, V. 1992. Arctic Marine Ecosystems. Pages 221-233 *in* R. L. Peters and T. E. Lovejoy (eds.). Global Warming and Biological Diversity. Yale University Press, New haven, CT.

Anonymous. 1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Carpenter, S. R., S. G. Fisher, N. B. Grimm and J. F. Kitchell. 1992. Global change and freshwater ecosystems. Annual Review of Ecology and Systematics 23: 119-139.

Environmental Protection Agency. 1995. Ecological impacts from climate change: an economic analysis of freshwater recreational fishing. U.S. Environmental Protection Agency Policy, Planning and Evaluation Report #220-R-95-004. Washington, DC.

Francis, R. C. and T. H. Sibley. 1991. Climate change and fisheries: what are the real issues? Northwest Environmental Journal 7(2): 295-308.

Minns, C. K. and J. E. Moore. 1992. Predicting the impact of climate change on the spatial pattern of freshwater fish yield capability in eastern Canadian lakes. Climatic Change 22(4): 327-346.

Murawski, S. A. 1993. Climate change and marine fish distributions: forecasting from historical analogy. Transactions of the American Fisheries Society 122(5): 647-658.

Neitzel, D. A., M. J. Scott, S. A. Shankle and J. C. Chatters. 1991. The Effect of climate change on stream environments: the salmonid resource of the Columbia River Basin. The Northwest Environmental Journal 7 (2): 271-294.

Ray, G. C., B. P. Hayden, A. J. Bulger Jr. and M. G. McCormick-Ray. 1992. Effects of global warming on the biodiversity of coastal-marine zones. Pages 91-105 *in* R. L. Peters and T. E. Lovejoy (eds.). Global Warming and Biological Diversity. Yale University Press, New haven, CT.

Scott, D. and M. Poynter. 1991. Upper temperature limits for trout in New Zealand and climate change. Hydrobiologia 222: 147-151.

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Mammals

Anonymous. 1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Cameron, G. C. and D. Scheel. 1993. A GIS model of the effects of global climate change on mammals. Geocarto International 4: 19-32.

Chown, S. L. and V. R. Smith. 1993. Climate change and the short-term impact of feral house mice at the sub-Antarctic Prince Edward Islands. Oecologia 96(4): 508-516.

Frey, J. K. 1992. Response of a mammalian faunal element to climatic changes. Journal of Mammalogy 73 (1): 43-50.

Gunn, A. and T. Skogland. 1997. Responses of caribou and reindeer to global warming. Ecological Studies 124: 189-200.

Fisher, S., K. Hanley, J. Lonsdale, K. Nelson and A. Thornton. 1994. Under fire: environmental threats and extinction of the world's cetaceans. Environmental Investigation Agency, London and Washington, DC. p. 33.

Lavigne, D. M. and O. J. Schmitz. 1990. Global warming and increasing population densities: a prescription for seal plagues. Marine Pollution Bulletin 21(6): 280-284.

McDonald, K. A. and J. H. Brown. 1992. Using montane mammals to model extinctions due to global change. Conservation Biology 8(3): 409-415.

Ramsey, M. A. 1995. Global environmental change: an involuntary ecological experiment with polar bears as a subject. Occasional Papers of the IUCN Species Survival Commission 10: 190.

Reeves, R. R. 1991. Speculations on the impact of global warming on aquatic mammals. Pages 19-23 *in* S. Taylor (ed.). They're not saved yet. Proceedings of the American Cetacean Society, fourth biennial conference, Monterey, California, November 9-11, 1990. American Cetacean Society, San Pedro, California.

Scheel, D., T. L. S. Vincent and G. N. Cameron. 1996. Global warming and the species richness of bats in Texas. Conservation Biology 10(2): 452-464.

Shvarts, E. A., S. V. Pushkaryov, V. G. Krever and M. A. Ostrovsky. 1995. Geography of mammal diversity and searching for ways to predict global changes in biodiversity. Journal of Biogeography 22: 907-914.

Skaggs, R. W. and W. J. Boeklen. 1996. Extinctions of montane mammals reconsidered: putting a global-warming scenario on ice. Biodiversity and Conservation 5(6): 759-778.

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Parks

Malcolm, J. R. and A. Markham. 1997. Climate Change Threats to National Parks and Protected Areas in the United States and Canada. World Wildlife Fund, Washington, DC.

Parsons, D. J. 1991. Planning for climate change in national parks and other natural areas. Northwest Environmental Journal 7(2): 255-269.

Peters, R. L. and J. D. S. Darling. 1985. The greenhouse effect and nature reserves. Bioscience 35: 707-717.

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Other (Insects, Amphibians, Reptiles, Invertebrates)

Adler, T. 1994. Climate change may make insects winners. Science News. 145(15): 230.

Austin, J.D. and J.E. Hillerton. 1995. Modelling the population of Hydrotaea irritans using a cohort-based system. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Beebee. 1995. Amphibian breeding and climate. Nature 374: 219-220.

Brooks, S. J. 1995. The response of chironomidae (Diptera) faunas to climate change. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Brown, V. C. 1995. Insect herbivores and gaseous air pollutants — current knowledge and predictions. In: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Burton, J. F. 1975. The effects of recent climatic changes on British insects. Bird Study 22: 203-204.

Cammell, M. E. and J. D. Knight. 1992. Effects of climate change on the population dynamics of crop pests. Advances in Ecological Research 22:
117-162.

Coope, G. R. 1995. The effects of Quaternary climatic changes in insect populations: lessons from the past. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Davenport, J. 1989: Sea turtles and the greenhouse effect. British Herpetological Society Bulletin 29: 11-15.

Davis, A. J., L. S. Jenkinson, J. H. Lawton, B. Shorrocks and S. Wood. 1995. Global warming, population dynamics and community structure in a model insect assemblage. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Dennis, R. L. H., and T. G. Shreeve. 1991. Climatic change and the British butterfly fauna: opportunities and constraints. Biol. Conserv. 55: 1-16.

Docherty, M. 1996. Does man play dice with the environment? Insect-tree interactions and environmental change. Antenna 20(3): 105-109.

Eggleton, P. and D. E. Bignell. 1995. Monitoring the response of tropical insects to change in the environment: troubles with termites. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Farrow, R. A. 1991. Implications of potential global warming on agricultural pests in Australia. Bulletin OEPP (Organisation Europeenne Et Mediterraneenne Pour La Protection Des Plantes) 21(3): 683-696.

Farrow, R. A. and R. B. Floyd. 1995. Effects of changing land use on eucalypt dieback in Australia in relation to insect phytophagy and tree re-establishment. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Fleming, R. A. and G. M. Tatchell. 1995. Shifts in flight periods of British aphids: a response to climate warming? *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Fleming, R. A., Volney, W. J. A. 1995. Effects of climate change on insect defoliator population processes in Canada's boreal forest: some plausible scenarios. Water, Air, and Soil Pollution 82(1-2): 445- 454.

Fleming, R. A. 1996. A mechanistic perspective of possible influences of climate change on defoliating insects in North America's boreal forests. Silva Fennica 30(2-3): 281-294.

Grainger, J. N. R. 1992. The probable effects of climate change on invertebrate growth and reproduction with particular reference to Ireland. Invertebrate Reproduction & Development 22(1-3): 239-244.

Halbert, S. E., M. D. Jennings, C. B. Cogan, S. S. Quisenberry and J. B. Johnson.1995. Potential use of suction trap collections of aphids as indicators of plant biodiversity. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Harrington, R., J. S. Bale and G. M. Tatchell.1995. Aphids in a changing climate. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Herman, T. B. and F. W. Scott. 1992. Assessing the vulnerability of amphibians to climatic warming. Canadian Wildlife Service Occasional Paper 76: 46-49.

Hopkin, S.P. 1995. Deficiency and excess of essential and non-essential metals in terrestrial insects. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Hughes, J. M. and K. A. Evans. 1996. Global warming and pest risk assessment. Aspects of Applied Biology 45: 339-342.

Janzen, F. J. 1994. Climate change and temperature-dependent sex determination in reptiles. Proceedings of the National Academy of Sciences, U.S.A. 91: 7487-7490.

Jenkinson, L. S., A. J. Davis, S. Wood, B. Shorrocks and J. H. Lawton. 1996. Not that simple: global warming and predictions of insect ranges and abundances — results from a model insect assemblage in replicated laboratory ecosystems. Aspects of Applied Biology 45: 343-348.

Kiritani, K. 1991. Potential impacts of global warming on insects. Insectarium 28(7): 212-223.

Kozar, F. 1992. Recent changes in the distribution of insects and the global warming. Internationales Symposium Ueber Entomofaunistik in Mitteleuropa 13: 406-413.

Lawton, J. H. 1995. The response of insects to environmental change. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Lines, J. 1995. The effects of climatic and land-use changes on the insect vectors of human disease. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Luff, M. L. and I. P. Woiwod.1995. Insects as indicators of land-use change: a European perspective, focusing on moths and ground beetles. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Mawdsley, N. A. and N. E. Stork. 1995. Species extinctions in insects: ecological and biogeographical considerations. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Parmesan, C. 1996. Climate and species range. Nature 382: 765-766.

Parsons, P. A. 1989. Conservation and global warming: a problem in biological adaptation to stress. Ambio 18(6): 322-325.

Phadke, K. G. and S. Ghai. 1994. Effect of global warming on insect populations and crop damage. Shashpa 1(2): 75-80.

Pinder, L. C. V. and D. J. Morley. 1995. Chironomidae as indicators of water quality — with a comparison of the chironomid faunas of a series of contrasting Cumbrian Tarns. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

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Porter, J. H., M. L. Parry and T. R. Carter. 1991. The potential effects of climatic change on agricultural insect pests. Agric. For. Meteorol. 57: 221-240.

Porter, J. 1995. The effects of climate change on the agricultural environment for crop insect pests with particular reference to the European corn borer and grain maize. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Raloff, J. 1996. Butterfly displaced by climate change? Science News 150(9): 135.

Rogers, D.J. 1995. Remote sensing and changing distribution of tsetse flies in Africa. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Rogers, D. J. and S. E. Randolph. 1993. Distribution of tsetse and ticks in Africa: past, present and future. Parasitology Today 9: 266-271.

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Scholtz, C. H. and K. Krüger. 1995. Effects of Ivermectin residues in cattle dung on dung insect communities under extensive farming conditions in South Africa. *In*: Harrington, R. and N. E. Stork (eds.).

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Sparks and Yates. 1997. The effect of spring temperature on the appearance date of British butterflies. Ecography 20: 368-374.

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Global Warming

Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Pumping Up the Volume

EIA, *Emissions of Greenhouse Gases in the United States 2004*
(December 2005)
EIA, *Annual Energy Outlook 2006*
(December 2005)

Global warming pollution emitted in the United States reached the highest level ever recorded in 2004, according to an Energy Information Administration (EIA) report released in December. This stands in stark contrast to the White House's assertion at the Montreal global warming talks just two weeks earlier that their voluntary policies were having a significant effect on emissions. Total emissions of heat-trapping gases grew by 139 million tons from 2003 to 2004, which represents a 2 percent increase. Transportation emissions grew by 3.1 percent, the largest jump since 1990. Overall 2004 emissions were 16 percent higher than just 15 years ago. Based on current policies, the EIA projects that these trends will only continue, leading to a further 38 percent increase in emissions by 2030.

- For more information: EIA greenhouse gas report; EIA Annual Energy Outlook 2006

Hotter and Hotter

J. Hansen et al., GISS Surface Temperature Analysis
(December 18, 2005)
World Meteorological Organization (WMO) Statement on the Status of the Global Climate ir 2005
(December 15, 2005)

Global temperature data covering the meteorological year from December 2004 through November 2005 show 2005 tied with 1998 as the hottest year on record. The year 2005 continues the clear global warming trend of the last several decades by equaling the record warmth of 1998 without a boost from El Nino, which in 1998 added extra heat from the ocean to the earth's surface. The 10 warmest years on record have now all occurred since 1990.

- For more information: Hansen report; WMO statement

Arctic Meltdown
C. Monnett, J.S. Gleason, and L.M. Rotterman. Presentation at the Society for Marine Mammalogy 16th Biennial Conference on the Biology of Marine Mammals
(December 12-16, 2005)
J. T. Overpeck, et al., Eos*Eos* 86, 309
(August 23, 2005)
National Snow and Ice Data Center press release
(September 28, 2005)
D.M. Lawrence and A.G. Slater, Geophysical Research Letters 32, L24401
(December 17, 2005)

A December 2005 report, drawn from aerial photographs taken in Alaska, showed that pola bears are literally drowning due to the loss of Arctic ice from global warming. Forced to swim long distances when the sea ice off the north coast of Alaska retreated a record 160 miles, at least four polar bears, and perhaps as many as 40, drowned in September 2004. Arctic ice retreat set another record in 2005, marking the fourth year in a row of record or near-record minimum Arctic sea ice extent, leading researchers at the National Snow and Ice Data Center and the University of Washington to conclude that "Arctic sea ice is likely on an accelerating, long-term decline." A comprehensive review by leading Arctic scientists concurred, finding that the Arctic is on a trajectory toward becoming ice-free in summer during this century. Permafrost on land is also melting at an alarming rate. New simulations that include permafrost dynamics in a global climate model project that with continued rapid growth of global warming pollution, two-thirds of the northern hemisphere's near-surface permafrost (to a depth of 11 feet) would melt by 2050 and more than 90 percent would melt by the end of the century.

- For more information: NSIDC press release

It's the Heat *and* the Humidity
B. Soden, et al., *Science* **310**, 841
(November 4, 2005)
EIA, *Annual Energy Outlook 2006*
(December 2005)

Water vapor traps more heat than any other constituent of the atmosphere. In contrast to carbon dioxide and other global warming pollutants, however, the amount of water vapor in the atmosphere is not significantly influenced by direct emissions from human sources. Rather, it is determined by the balance between evaporation from the earth's surface and rainfall. Recent satellite measurements confirm that this balance tends to keep global average relative humidity (the amount of water vapor in the atmosphere relative to the maximum amount it can hold) nearly constant. Because warmer air can hold more water, this implies that global warming results in an increase in the amount of heat trapped by water vapor, fueling additional warming. This constitutes a powerful positive feedback mechanism which approximately doubles the direct heating from adding carbon dioxide to the atmosphere, according to climate models.

Some global warming naysayers, most notably Richard Lindzen of the Massachusetts Institute of Technology, had questioned the water vapor feedback mechanism, speculating that atmospheric circulation patterns in the tropics could dry, rather than moisten, the upper troposphere. If this were true, a given increase in heat-trapping pollution would produce far less global warming than projected by current climate models. Lindzen's tropospheric drying hypothesis, however, is clearly rejected by the study made by Brian Soden of the University of Miami and colleagues at the University of Colorado, Princeton and the National Oceanic and Atmospheric Administration (NOAA). Using satellite measurements of infrared radiation originating from water vapor in the upper troposphere, these researchers found that the amount of water vapor in that critical zone increased between 1982 and 2004, in accordance with climate model simulations. The results are consistent with constant relative humidity and inconsistent with Lindzen's suggestion of upper tropospheric drying. This finding eliminates what was perhaps the most fundamental challenge to mainstream global warming projections.

The Core of the Problem
U. Siegenthaler et al., *Science* 310, 1313
(November 25, 2005)

Air bubbles trapped in Greenland and Antarctic ice sheets provide the most detailed record of the composition of the earth's atmosphere going back thousands of years. New results from the European ice coring project in Antarctica extend the record back to 650,000 years before the present and confirm that the current atmospheric carbon dioxide concentration o 380 parts per million (ppm) is much higher than anything on record. The relative abundance of different oxygen isotopes in the ice also provides a global temperature indicator. These data reveal that temperature and CO2 concentrations have been closely coupled during the entire period, with CO2 concentrations averaging 180 ppm during ice ages and 260 ppm to 280 ppm during warmer interglacial periods. The CO2 concentration never exceeded 300 ppm until humans began burning billions of tons of fossil fuels.

- For more information: *Science* Magazine, article abstract

Putting a Fine Point on Climate Extremes
Diffenbaugh et al., *Proceedings of the National Academy of Sciences* **102**, 15774
(November 1, 2005)

Global warming projections are usually described in terms of increases in global mean temperature, but the largest impacts may come from extreme events, such as severe storms, heat waves and droughts. By their very nature, extreme events are hard to study and predict precisely because they are relatively rare and because they can be influenced by local factors, such as terrain and snow pack. New research by scientists at Purdue University and the Abdus Salam International Center for Theoretical Physics overcomes some of these challenges by using a high resolution regional model driven by large scale conditions calculated by a global model. This approach allowed the scientists to double botl the resolution and the time period of their simulation compared with previous studies. All parts of the United States would experience at least a doubling in the frequency of extremely hot days (defined as hotter than 95 percent of days in the current climate), with the Southwest being particularly hard hit with up to 100 additional extremely hot days each year. The frequency of extremely wet days would also increase, with the Pacific Northwest expected to see the largest effect. Unfortunately, the increase in heavy rains would not necessarily make more water available for hydropower or irrigation because natural and engineered reservoirs are often overwhelmed by severe storms. Moreover, both the Northwest and the Gulf Coast would also see an increase in the number of dry days, giving truth to the old adage: When it rains, it pours.

- For more information: PNAS website, article abstract

More Players on the Hockey Team
E. R. Wahl and C.M. Ammann, *Robustness of the Mann, Bradley, Hughes Reconstruction of Surface Temperatures: Examination of Criticisms Based on the Nature and Processing o Proxy Climate Evidence,* Climate Change
(forthcoming)

New reconstructions of the earth's temperature for the last 1000 years confirm that the last several decades are most likely the warmest such period not just of the last century, but of the entire millennium. Thermometer readings with adequate global coverage are only available for about the last 150 years, so scientists have to rely on "proxy" records, such as tree rings, ice cores, and the distribution of plant pollen, to extrapolate back in time. This is accomplished using complicated statistical techniques, with increasing uncertainty the further back you go. Nonetheless, several independent groups of researches have reached similar conclusions. Their results resemble a hockey stick with the blade pointing up and to the right -- in other words, global temperatures were relatively steady for about 900 years and then turned up sharply during the 20th Century (see figure). This strongly reinforces the conclusion from other evidence (see, e.g., "smoking gun" above) that recent global warming is due to heat-trapping pollution.

Global warming naysayers, however, have singled out one analysis -- that of Mann, Bradley and Hughes, 1998 -- for attack. They claim that these researchers made statistical errors and inappropriately excluded certain data from their analysis. The charges were repeated in the Wall Street Journal and in a letter to the researchers from Joe Barton, Chairman of the powerful House Energy and Commerce Committee. Barton's letter reads more like an inquisition than an open minded investigation, and objections have been registered by the President of the National Academy of Sciences, the Executive Director of the American Association for the Advancement of Science, and Barton's Republican colleague Sherwood Boehlert, Chairman of the House Science Committee, among others. Most importantly, Mann et al.'s findings have recently been validated -- and those of their critics rejected -- by scientists at the National Center for Atmospheric Research. It remains to be seen whether naysayers will continue to face off against the hockey team or aim at a new target.

- For more information: The National Center for Atmospheric Research and the UCAR Office of Programs

Satellite and Surface Temperature Records Reconciled
C.A. Mears and F.J. Wentz, *Science*
(August 11, 2005)
A. Revkin, "Errors Cited in Assessing Climate Data," *New York Times*
(August 12, 2005)

A puzzling discrepancy among different approaches to measuring global warming was resolved when scientists discovered an error in previous calculations used to correct satellite temperature readings for gradual drift in when they were taken in the diurnal cycle. Global warming naysayers had long pointed to satellite-based temperature measurements published by two scientists at the University of Alabama as evidence that there was great uncertainty about global warming. These measurements appeared to show that the earth's atmosphere was warming far more slowly than the earth's surface, contrary to the expectations of climate scientists and the predictions of climate models used to forecast the effects of increases in heat-trapping pollution. Scientists at Remote Sensing Systems reanalyzed the raw satellite data and found that the lower atmosphere is actually warming slightly faster than the surface, in agreement with theory and models. These scientists found that the previous analysis of the satellite data had inaccurately corrected for changes in the satellites' measurement time due to decay of their orbit. The diurnal temperature cycle of warmer temperatures during the day and cooler temperatures at night means that a gradual change in measurement time introduces a spurious temperature trend that must be removed from the data. The University of Alabama scientists have now acknowledged that they made a mistake and have adjusted their data series, making it much more in line with other results.

- For more information: *Science* Magazine

Warm Seas Fuel More Destructive Storms
K. Emanuel, *Nature* (online)
(July 31, 2005)
P. Webster et al., *Science* 309: 1844;
(September 16, 2005)

An eerily prophetic paper, published one month before Hurricane Katrina slammed into the Gulf Coast, found that the destructive power of hurricanes is increasing along with ocean temperatures. Climate models predict that global warming will make hurricanes stronger, but most studies of the hurricane record do not reveal a clear pattern. A new analysis by hurricane expert Kerry Emanuel of MIT, however, found that a measure of the total destructive potential of hurricanes has increased markedly during the last 30 years. Emanuel combined information on storm duration with wind speed records to calculate the "power dissipation index." This index is strongly correlated with sea surface temperatures and has nearly doubled during the last 30 years in the Atlantic and Pacific basins. While natural cycles in the pattern of ocean circulation likely played a role, Emanuel attributes at least part of the increase to global warming.

Peter Webster and colleagues at the Georgia Institute of Technology and the National Center for Atmospheric Research reached a similar conclusion when they independently examined the intensity of hurricanes in the Atlantic, Pacific and Indian oceans over the last 35 years. These researchers also did not see a trend in the total number of hurricanes or tropical storms, but they did see a dramatic rise in the number of the most severe category 4 and 5 storms. Both the total number of these extremely dangerous storms and the percentage of total storms in these categories increased in every ocean basin. The total number of such storms jumped from 171 in the period from 1975 to 1989, to 269 storms between 1990 and 2004; at the same time the proportion of storms in the strongest categories went from 20 percent to 35 percent.

- For more information: *Nature* Magazine; *Science* Magazine

Science Academies Call for Prompt Action
(June 7, 2005)

In the run up to the Gleneagles G8 Summit in early July 2005, 11 national science academies (all G8 nations plus China, India and Brazil) stated that "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action." The statement on global warming called on world leaders to acknowledge that the threat of climate change is clear and increasing, to recognize that delayed action will increase the risk of adverse effects and likely increase costs, to identify cost-effective steps that can be implemented to substantially reduce global greenhouse gas emissions, to develop and deploy clean energy technologies along with approaches to energy efficiency, and to work with developing nations to enable them to develop innovative solutions for mitigating and adapting to climate change.

- For more information: Joint science academies' statement

Ocean Warming -- The Smoking Gun of Global Warming
J. Hansen et al., *Science* 2005 308:1431;
(April 28, 2005)
T.P. Barnett et al., *Science* 2005 309:284;
(June 2, 2005)

New precise measurements of the accumulation of heat in the earth's ocean confirm that heat-trapping pollution is the primary cause of global warming. Two research teams, led by scientists at the Scripps Institution for Oceanography and NASA's Goddard Institute for Space Studies, reached the same conclusion independently. Their measurements show that not only are the earth's land and ocean surfaces warming, but that the heating has penetrated more than 1000 feet into the oceans' depth. These observations clear away any question of whether the warming trend seen in surface readings could be a spurious result of changes in land use and weather station locations. They can only be explained as the result of the thickening blanket of heat-trapping pollution in the atmosphere, which causes the earth to retain excess energy from the sun. The NASA group quantified this energy imbalance (0.85 plus or minus 0.15 watts per square meter of the earth's surface, or more than 100 times the output of all electric power plants in the world) and found that it closely matched the imbalance predicted by their climate model. "This energy imbalance is the 'smoking gun' that we have been looking for" according to Jim Hansen, director of the NASA Goddard Institute for Space Studies and the lead author of one of the studies.

- For more information: *Science* Magazine

Studies By Year: [Intro] [2005] [2004] [2003] [2000 to 2002]

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Global Warming

Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Impacts of a Warming Arctic: Arctic Climate Impact Assessment
Arctic Council
(November 2004)

The Arctic is warming almost twice as fast as the rest of the world, with significant impacts apparent now, according to a major new four-year study conducted by an international tean of 300 scientists. The Arctic Climate Impact Assessment found that in Alaska, western Canada and eastern Russia average winter temperatures have increased as much as 4 degrees to 7 degrees Fahrenheit in the past 50 years. Inuit elders are reporting that huntinc has become more difficult and dangerous due to less reliable sea-ice conditions. Even the most conservative estimates project that Arctic sea ice during the summer will decline by 5C percent by the end of this century, with some models showing near-complete disappearance of summer sea ice. This is very likely to have devastating consequences for polar bears and some species of seals, as well as for local people for whom these animals are a primary food source. Changes being observed in the Arctic now are a bellwether for the rest of the world and have global implications: More sunlight is absorbed by open water and bare ground than by shiny sea ice and snow, and melting glaciers will accelerate sea-level rise.

- For more information: Arctic Climate Impact Assessment website

Melting Ice Caps
Thomas et al., *Science* 2004 306: 255-258
(October 8, 2004)
Rignot et al., *Geophysical Research Letters*, Vol. 31, No. 18, L18401
(September 22, 2004)
Scambos et al., *Geophysical Research Letters*, Vol. 31, No. 18, L18402
(September 22, 2004)

Reports from Earth's poles paint a disturbing picture of global warming and indicate that vast ice sheets in Greenland and Antarctic are vulnerable to collapse. The latest satellite images produced by NASA's Josefino Comiso show that perennial Arctic sea ice has declined by more than 20 percent since 1979. The minimum ice extent seen on September 11, 2004 was similar to the minimum seen in 2003 and only slightly larger than the record low ice extent seen in 2002. At the other pole, NASA and University of Colorado researches found that the break up of the Larsen B ice shelf in 2002 led to a significant acceleration of West Antarctic glaciers flowing into the Weddell Sea. On the other side of West Antarctica researchers also found that glaciers flowing into the Amundsen Sea have sped up considerably during the last decade. Together these findings show that the melting of West Antarctic glaciers is accelerating sea level rise and increase concern that the West Antarctic ice sheet could collapse, raising sea levels by as much as 20 feet over a few centuries.

- For more information: Science Magazine; *Geophysical Research Letters*

Impact of Global Warming on Hurricane Intensity
Knutson and Tuleya, *Journal of Climate* Vol. 17, No. 18
(September 15, 2004)

As Floridians continue to dig out after being struck by a record four hurricanes in one year, many people are wondering whether global warming is playing a role. Scientists know that warm sea surface temperatures provide the energy source for tropical storms, but many other factors influence whether hurricanes form and which way they go. While scientists disagree about what role, if any, global warming played in 2004's extraordinary hurricane season, a new study by researchers at NOAA's Princeton laboratory shows clearly that global warming will increase the intensity of hurricanes over time. Using a version of NOAA's hurricane prediction model, the scientists created 648 virtual hurricanes under current climate conditions and an equal number under climate conditions projected for 2080 by nine different global climate models. Comparing the results, they found that global warming would increase hurricane intensity (measured as central pressure drop) by 8 to 16 percent, with rainfall increasing by 12 to 26 percent within 60 miles of the storm center. These increases correspond to about one-half of a category on the five-step Saphir-Simpson scale. This means that if the frequency of tropical cyclones remains the same, global warming would result in a significant increase in the most destructive Category 5 storms. Meanwhile, sea level rise due to global warming will push shorelines inland by 400 feet or more in low-lying areas, making storm surges even more damaging.

- For more information: full study (Adobe Acrobat file)

Emissions Pathways, Climate Change, and Impacts on California
Hayhoe et al., *Proceedings of the National Academy of Sciences*
(August 2004)

Unmitigated global warming would have severe consequences for the Golden State according to a comprehensive study published in the Proceedings of the National Academy of Sciences. If emissions of heat-trapping pollution follow a fossil-fuel intensive pathway, by the end of this century Los Angeles would see 600 to 1,000 additional heat-related deaths per year, the Sierra Nevada snowpack would decline by 70 percent to 90 percent, and excessive temperatures and summer water shortages would harm California's $30 billion agricultural industry. This is bad news not just for Californians, but also for everyone who enjoys the fruit of their vines; the quality of California wine grapes would be degraded by excessive temperatures during ripening. The good news, according to the study, is that the most severe consequences of global warming can be avoided by acting now to limit emissions of heat-trapping gases.

- For more information: *Proceedings of the National Academy of Sciences*

Stabilization Wedges: Solving the Climate Problem for the Next 50 Years with Current Technologies
S. Pacala and R. Socolow, *Science* 2004 305: 968-972
(August 13, 2004)

The good news about global warming is that we know how to stop it. A recent analysis by Princeton University scientists shows that by deploying already available technologies it is possible to prevent a doubling of carbon dioxide in the atmosphere during the next 50 years and avoid the most dangerous threats from global warming. The Princeton team breaks the problem down by noting that global carbon dioxide emissions need to capped at roughly current levels through the middle of the century and then steadily reduced to stabilize CO_2 concentrations at 500 parts per million (the current concentration is 370 parts per million). New technologies may be needed to achieve the reductions have 2050, according to the authors, but for the next 50 years available technologies can be deployed more widely to offset the growth in emissions that would otherwise be expected. No one approach can solve the problem by itself, but a portfolio of emission reduction "wedges" from measures such as hybrid cars, wind power, geological carbon dioxide storage, and reforestation add up to a feasible pathway to carbon dioxide stabilization.

- For more information: *Science Magazine*

Dissolving Corals
Feely et al., *Science* 2004 305: 362-366
(July 16, 2004)

Coral reefs are in serious jeopardy due to carbon dioxide emissions and global warming. Severe bleaching has been observed in reefs throughout the tropics due to excessively warm ocean temperatures and other environmental stresses. In addition, new research shows that carbon dioxide is a direct threat to corals because ocean water becomes more acidic (lower pH) as it absorbs some of the CO_2 emitted by power plants, automobiles and other sources. At high enough concentrations carbonic acid (CO_2 dissolved in water) dissolves calcium carbonate, the basic building block of coral reefs, but CO_2 concentrations are not expected to get that high during this century. Nonetheless, researchers have found that the rate at which ocean organisms, including corals, can build calcium carbonate structures decreases with rising CO_2 concentrations well before this point is reached. With corals already suffering from rising temperatures, the additional stress of falling pH could push them over the edge.

- For more information: *Science Magazine*

Heat Advisory: How Global Warming Causes More Bad Air Days
Patz, et al.
(July 2004)

A new analysis by some of the nation's top medical experts projects that hotter temperatures caused by global warming will speed formation of the lung-damaging pollution commonly known as smog, significantly reducing the number healthy air days enjoyed by residents in more than a dozen U.S. cities in coming summers. That means more people will have to restrict outdoor activities, while those with asthma and other respiratory troubles face increased risk to their health. The deteriorations in air quality examined in the report are due strictly to rising summer temperatures, and do not take into account changing emissions of ozone-forming pollutants from cars and other sources. These emissions are expected to decline significantly over the next several years as air pollution standards set during the 1990s take full effect, but could rebound after that if further controls are not put into place. By mid-century, if global warming is not curtailed and ozone precursor emissions are the same as they were in the mid-1990s, people living in 15 cities in the eastern United States would see, on average, a 60 percent increase in the number of days when ozone levels exceed the health-based air quality standard set by the EPA (using an eight-hour measurement) and a doubling of "red alert" air quality days from two per summer today to four per summer. Correspondingly, residents would see a 20 percent drop in the number of summer days with "good" air from an average of 50 days per summer to 40 days per summer.

- For more information: Full report

Satellite Data Confirms Climate Change
Nature 2004 429:7
(May 2004)

Scientists at the University of Washington and the Air Resources Laboratory of the National Oceanic and Atmospheric Administration found that satellite measurements of lower atmospheric temperatures show as much global warming as surface temperature measurements when the data are analyzed correctly. The team made the discovery using a new technique for separating the signals originating from the lower and upper atmosphere. Previous efforts to measure temperature trends using satellites suggested that the lower atmosphere is warming more slowly than the earth's surface and have been repeatedly cited by global warming skeptics. The new study found that the upper atmosphere is cooling apparently due to increased heat trapping in the lower atmosphere and stratospheric ozone depletion.

- For more information: *Nature* website, "Climate Change" study.

Inside the Greenhouse: The Impacts of CO2 and Climate Change on Public Health in the Inner City
Harvard Medical School
(April 2004)

A new report from the Center for Health and the Global Environment at Harvard Medical School shows that residents of the inner city are particularly vulnerable to the effects of climate change and global warming. The most direct threat is from heat waves. Exposure to excessive heat caused over 8,000 deaths in the United States between 1979 and 1999, and the incidence of heat waves is expected to double by the middle of this century if heat-trapping pollution is not curtailed. Higher temperatures also elevate the level of ozone smog in urban areas, which contributes to excess mortality and triggers more asthma attacks. In addition, higher concentrations of carbon dioxide, the primary heat-trapping pollutant that causes global warming, has been shown to increase the formation of allergenic pollen, which may increase the incidence of asthma and respiratory allergies.

- For more information: Full report

Climatology: Threatened Loss of the Greenland Ice-Sheet
Nature 2004 428: 616
(April 2004)

Unless heat-trapping emissions are reduced substantially, Greenland is likely to warm by at least 3 degrees Celsius by the year 2100, enough to trigger the complete and irreversible meltdown of the Greenland ice sheet, reported scientists in the April 8 issue of Nature. The Greenland ice sheet is second in size only to Antarctica, and its complete meltdown could raise the global average sea level by 7 meters (23 feet). While the complete collapse of the Greenland ice sheet could take as long as 1,000 years, that process could become inevitable by the end of this century.

- For more information: *Nature* website, "Greenland Ice-Sheet" study.

Defusing the Global Warming Time Bomb
Scientific American
(March 2004)

In the face of clear evidence that the earth's energy balance has already been altered by pollution, Dr. James Hansen remains optimistic about our ability to prevent dangerous global warming if we act now. The Director of the NASA Goddard Institute for Space Studies wrote in the March issue of *Scientific American* that global warming can be controlled if we begin earnestly to improve our energy efficiency and increase our use of renewable energy sources. Any delay would be dangerous, Hansen argues, because an additional warming of merely one degree Celsius could be enough to trigger the eventual disintegration of ice sheets in Greenland and parts of Antarctica.

- For more information: *Scientific American* website

Global Warming: The Imperatives for Action from the Science of Climate Change
Sir David King, Chief Scientific Adviser to the U.K. Government; Address to the AAAS
(February 2004)

Sir David King, the chief scientific adviser to the British Government, sounded a similar note of urgency when he delivered a plenary address at the American Association for the Advancement of Science (AAAS) Annual Meeting in Seattle on Feb 13. The British government has committed to reducing its emissions of heat-trapping gases by 60 percent from 1990 levels by mid-century and is urging other industrialized countries to adopt the same goal. Sir David emphasized that the international community needs to work together immediately, not only to stabilize the level of heat-trapping greenhouse gases, but also to develop alternative technologies in order to move away from our dependence on fossil fuels.

In his article published in the January 9, 2004, issue of *Science* Sir David brings optimism by pointing out that reducing carbon emissions "does not necessarily make us poorer. Between 1990 and 2000, Great Britain's economy grew by 30 percent, employment increased by 4.8 percent, and our greenhouse gas emissions intensity fell by 30 percent." However, he stressed that delaying action will only make it "more disruptive and more expensive" to deal with global warming.

- For more information: British Embassy website

The Effects of Climate Change on Water Resources in the West
Climatic Change 62 (1-3): 1-11
(January 2004)
As the West Goes Dry
Science 2004 303: 1124-1127
(February 2004)

The American West will have more wintertime floods and summertime droughts if the climate continues to warm, according to scientists reporting in the January issue of the journal *Climatic Change*. Over the past 50 years, total snow accumulation in some locations in the Cascade Mountains in Oregon and Washington has dropped by 60 percent while spring melt is occurring earlier, with spring runoff in streams throughout California's Sierra Nevada running as much as three weeks earlier than it did in 1948.

Researchers predict that over the next 50 years, precipitation over the Cascades and the Sierra Nevada will fall more as rain than snow in winter, leading to a further decrease in snow accumulation by 30 percent to 40 percent and an increased risk of wintertime floods.

Throughout the West, higher temperatures will decrease snowpack and cause spring runoff to start 30 to 40 days earlier than it does today. A smaller snow reservoir and earlier spring runoff mean that there will be less water to last through the summer. According to an article published in the February 20, 2004, issue of *Science*, drier summers are predicted to cause farmland values to drop by more than 15 percent in California. Fire danger is also expected to soar, doubling the mean area burned over the next 80 years.

- For more information: *Climatic Change* website, article abstract; *Science* Magazine website, article abstract

NOAA 2003 Climate Report
National Oceanic and Atmospheric Administration
(January 2004)

The most recent data show that 2003 tied 2002 as the second hottest year on record, following 1998. The five hottest years have all occurred since 1997 and the 10 hottest since 1990. Extreme heat waves caused more than 20,000 deaths in Europe and more than 150(deaths in India during 2003.

- For more information: Full report

Extinction Risk from Climate Change
Nature 2004 427:145-148
(January 2004)

This study, the first comprehensive assessment of the extinction risk from global warming, found that more than 1 million species could be committed to extinction by 2050 if global warming pollution is not curtailed. This ranks global warming alongside direct habitat destruction as the greatest threats to global biodiversity. The 19-member research team featured expertise on ecosystems in five diverse regions: Mexico's Chihuahuan Desert; Amazonia; Europe; South Africa's Cape Floristic Region; and Queensland, Australia. The scientists used information on the climate tolerances of species and the well-known relationship between species diversity and habitat area to project the effects of global warming under various assumptions. Their mid-range estimates indicated that 24 percent o existing species would eventually become extinct due to climate change projected to occur by 2050. Fortunately this risk could be significantly reduced by acting soon to reduce emissions of carbon dioxide and other heat-trapping gases, according to the study.

- For more information: *Nature* website, abstract of "Extinction Risk" study

Studies By Year: [Intro] [2005] [2004] [2003] [2000 to 2002]

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Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Modern Global Climate Change

Science 2003 302: 1719-1723
(December 2003)

Two prominent U.S. government scientists, Dr. Thomas Karl of the National Atmospheric and Oceanic Administration and Dr. Kevin Trenberth of the National Center for Atmospheric Research, published a paper in the December 5th issue of *Science* concluding that human influences are the dominant factor in recent global warming and that "in the absence of climate mitigation policies . . . the likely result is more frequent heat waves, droughts, extreme precipitation events and related impacts [such as] wildfires, heat stress, vegetation changes and sea-level rise."

- For more information: Abstract | Full Text

Human Impacts on Climate

American Geophysical Union
(December 2003)

The American Geophysical Union, the largest scientific organization of earth scientists, issued a new position statement on December 16th, concluding that "Scientific evidence strongly indicates that natural influences cannot explain the rapid increase in global near-surface temperatures observed during the second half of the 20th century." The drafting committee for this consensus statement included John Christy, whose work to measure atmospheric temperatures using satellites is often cited by global warming naysayers.

- For more information: Full statement on climate change

Offsetting the Radiative Benefit of Ocean Iron Fertilization by Enhancing N_2O Emissions

Geophysical Research Letters, vol. 30, no. 24, 2249
(December 2003)

In recent years, researchers have been looking for ways to remove carbon dioxide from the atmosphere and sequester it somewhere where it cannot contribute to global warming. One hypothesis has been that "fertilizing" the ocean with extra iron would stimulate phytoplankton in the ocean to absorb more carbon dioxide through photosynthesis. Adding iron to the ocean will not reduce global warming, however, according to a paper by Xin Jin and Nicolas Gruber in the December 15, 2003, issue of *Geophysical Research Letters.* As phytoplankton remove extra carbon dioxide from the atmosphere in response to iron fertilization, they also release nitrous oxide, a much more powerful greenhouse gas, which offsets any benefits from absorbing carbon dioxide.

- For more information: Geophysical Research Letters website

An Abrupt Climate Change Scenario and Its Implications for United States National Security
U.S. Department of Defense
(October 2003)

This Defense Department study, obtained by the media in February 2004, looked at the impact of abrupt climate change on national security. Abrupt climate change is a worst-case scenario, which scientists consider a plausible, though uncertain, consequence of global warming. It draws heavily from a National Academy of Sciences report published in 2002 which said the likelihood of crossing a threshold that triggers abrupt climate change grows when the climate is pushed hardest by rapid loading of the atmosphere with heat-trapping pollution.

The authors of the report ordered by the Pentagon say that such a scenario could lead to global food and water shortages that would drive widespread migrations and border conflicts worldwide. While scientists believe this extreme scenario has a low probability, the serious economic, health, and environmental effects expected from mainstream mid-range global warming forecasts are much more certain and fully support prompt action to cut heat trapping emissions. The very high consequences that would result from the scenarios reported to the Pentagon reinforce the importance of action now to reduce these emissions

- For more information: Report on Environmental Media Services website

Fingerprints of Global Warming on Wild Animals and Plants
A Globally Coherent Fingerprint of Climate Change Impacts Across Natural Systems
Nature v. 421: 37-42; 57-60
(January 2003)

The relatively small global warming that has occurred to date has already changed the habits or forced significant shifts in the range of many species of birds, insects, fish and plants, according to the authors of these two studies published in the prominent scientific journal *Nature*. Such altered habits and forced moves -- to everything from English butterflies, California Starfish, Estonian birds, and Alpine herbs, could seriously disrupt a wide array of ecosystems, the studies' authors said. On average, the species' geographic ranges have shifted toward the poles at a rate of 4 miles per decade and the species' spring events have shifted earlier by 2 days per decade. The breadth of data covered in the reports allowed the authors to express their findings with a far greater certainty than they could have a decade ago, they said.

The news is especially alarming considering such shifts have occurred with an average increase of only 1 degree Fahrenheit over the last century. "If we're already seeing such dramatic changes [among species], it's really pretty frightening to think what we might see in the next 100 years," Dr. Terry L. Root, a Stanford University ecologist and lead author of one of the reports, told *The New York Times*.

Scientists predict average global temperatures during the 21st century could jump as much as 10 degrees if we do not cut emissions of the heat-trapping gases that cause global warming. The studies provide the latest compelling evidence that we must cut emissions of heat-trapping gases like carbon dioxide to avoid widespread ecological disruption. They were conducted by researchers at Stanford, Wesleyan and the University of Texas, among others.

- For more information: *Nature* website, abstract of "Fingerprints" study; abstract of "Globally Coherent" study

---

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter received December 29, 2005

The proposal relates to carbon tax.

There appears to be some basis for your view that Great Plains Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Great Plains Energy's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Plains Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel

BATS
A Better Alternative Trading System

PUBLIC REFERENCE COPY

February 15, 2006

Robert L.D. Colby
Acting Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Act	Securities Exchange Act of 1934
Section	11A
Rule	Regulation NMS #600-602
Public Availability	February 15, 2006

Re: BATS Trading, Inc.

Dear Mr. Colby:

BATS Trading, Inc. ("BATS") is registered with the Securities and Exchange Commission (the "Commission") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). BATS operates as an alternative trading system ("ATS") pursuant to Regulation ATS of the Securities Exchange Act of 1934, as amended ("Exchange Act") and will operate the electronic communications network ("ECN") known as the BATS ECN ("the System"). BATS respectfully requests that the Division of Market Regulation (the "Division") advise BATS[1] that:

1. The System will be an ECN as that term is defined in Rule 600(b)(23) of Regulation NMS of the Exchange Act;

2. BATS would be in compliance with the requirements of the "ECN Display Alternative" as described in paragraph (b)(5)(ii) of Rule 602 of Regulation NMS ("Quote Rule") with respect to exchange-traded securities[2] for which a linkage between the System, the Computer Assisted Execution System ("CAES"), the Intermarket Trading System ("ITS") and the Consolidated Quotation System ("CQS") is operational;

3. BATS would be in compliance with the requirements of the ECN Display Alternative with respect to Nasdaq securities[3] for which a linkage between the System and the Nasdaq Market Center is operational; and

4. Upon compliance by BATS with the ECN Display Alternative, the Division would not recommend that the Commission take enforcement action against OTC market makers[4] or exchange market makers[5], as those terms are defined in Rule 600 of Regulation NMS, who are subscribers to the System ("Subscribers") if such market makers enter orders

[1] This letter, dated February 15, 2006, is intended to supersede and replace the letter submitted by BATS dated February 3, 2006.

[2] 17 CFR 242.600(b)(25).

[3] 17 CFR 242.600(b)(41).

[4] 17 CFR 242.600(b)(52).

[5] 17 CFR 242.600(b)(24). The term "exchange market maker" is defined to include "any member of a national securities exchange that is registered as a specialist or market maker pursuant to the rules of such exchange."

into the System without modifying their public quotations in compliance with the Quote Rule and Rule 604 of Regulation NMS ("Limit Order Display Rule"), as applicable.

Description of the System

1. Background

BATS is organized as a Delaware corporation. The business and affairs of BATS are under the direction of the Board of Directors of BATS. Day-to-day management of BATS rests with officers appointed by the Board of Directors. Access to information about the trading activity of Subscribers is limited to a need-to-know basis for all employees, officers and directors of BATS. Such persons are prohibited from using any confidential information that they might learn with respect to BATS' Subscribers and their trading activities, or from disclosing confidential information to others except on a need-to-know basis. BATS has adopted internal procedures to protect confidential Subscriber information. In addition, BATS has designated supervisory personnel with the responsibility to monitor trading activity of employees in order to check that confidential Subscriber information is not being used by such employees.

The System will provide Subscribers with automatic execution, clearance and settlement of trades in exchange-traded securities and Nasdaq securities. Initially, the System will operate from 9 a.m. to 4:15 p.m., Eastern Time, Monday through Friday. In connection with its operation of the System, BATS is registered as a broker-dealer and an ATS, and is a member of the NASD.

2. Subscriber Access

Broker-dealers registered with the Commission are permitted to become Subscribers. BATS will not have any institutional or retail customer Subscribers. Direct Subscriber access to the System is available at an Internet Protocol ("IP") address by one or more of the following methods: (i) electronic access at the BATS IP network address by the Subscriber's own software, via communications that are compliant with the Financial Information Exchange ("FIX") protocol application programmer interface ("API") provided by BATS; (ii) electronic access at the IP network address maintained by BATS by the Subscriber's own software that is compliant with the API provided by BATS; or (iii) other means of access provided from time to time by BATS, such as the BATS POUCH protocol.

Subscribers provide a unique IP address to BATS for each requested connection, and BATS then configures its routers to only allow access from the Subscriber's IP address to a dedicated IP address on the BATS order handling network. In this way, only authorized Subscribers can gain access to BATS via registered physical IP addresses. Further, in order to become a participant in the System, Subscribers must agree by contract to the provisions set forth by BATS. In terms of order-entry system guidelines, the System rejects orders that do not include all requisite information.

The System will permit Subscribers to enter buy and sell orders in exchange-traded securities and Nasdaq securities on an anonymous basis. Orders entered into the System must be priced and must have a designated size ("limit orders") or must be "market orders", which are defined and treated by BATS as immediate-or-cancel ("IOC") buy orders priced five cents above the national best offer or IOC sell orders priced five cents below the national best bid at the time the order is received by BATS. Limit orders and "market orders", as defined above, are hereinafter collectively referred to as "BATS Orders". Indications of interest may not be entered into the System. Unless entered with a limitation on display, the unexecuted portion of limit orders will be available for display to all Subscribers.

BATS will allow non-displayed orders to be entered into the System; such non-displayed orders will not be included in the quotation furnished by the System to the applicable public quotation system. These quantities, referred to as "reserves," will not be displayed to Subscribers. The reserves will be sequenced in priority of execution behind all other displayed orders at the same price.

3. System Connections and Access

Through electronic linkages with the Nasdaq Market Center, the System provides for the dissemination of, and access to, all of the best-priced System orders, including: (i) all orders entered by market makers (or exchange specialists) for securities in which they make a market (or act as specialist pursuant to unlisted trading privileges); and (ii) all orders entered by non-market maker Subscribers. These best-priced orders are transmitted to the Nasdaq Market Center for display in the Nasdaq Market Center's quotation montage in a manner akin to the technology used currently for the display of other ECNs' best-priced orders and exchange quotations for Nasdaq securities traded on exchanges pursuant to unlisted trading privileges. BATS has reserved the MPID "BATS" with the Nasdaq Market Center so that market participants can identify the System as the source of the order (though the BATS Subscriber that entered the order into the System remains anonymous). Such orders are as transparent as Nasdaq market maker quotes, and are displayed, as appropriate, as the national best bid or best offer.

The System is connected to the Nasdaq Market Center's inbound and outbound order-routing features. The System is designed to immediately respond to inbound orders delivered from the Nasdaq Market Center. Provided the quoted price/size have not already been executed, canceled or suspended[6] within the System, the System will accept the incoming order and execute it at the best price available on the BATS Order Book. If the System loses connectivity with the Nasdaq Market Center, BATS personnel will immediately cancel all quotes previously published by BATS in the Nasdaq Market Center.

The System attempts to immediately execute marketable BATS Orders as they are received. If there is not adequate liquidity to satisfy a Subscriber's marketable BATS Order using the liquidity on the BATS Order Book or there is a better price available at another market center, the order is routed to other market centers, including the Nasdaq Market Center, unless there are instructions to the contrary on the order. A non-marketable BATS Order, or the non-marketable portion of a BATS Order, will be placed on the BATS Order Book. The best priced bids and offers on the BATS Order Book are then displayed in the Nasdaq Market Center and

[6] Orders will only be suspended under rare circumstances, for example, in the event of a trading halt.

available for access by other Nasdaq market makers or participants in accordance with NASD rules and procedures, as may be modified by the NASD from time to time.

It is possible for an incoming order to receive price improvement if it interacts with a reserve (non-displayed) order resting on the BATS Order Book. In the event that orders at the System's quoted price up to its displayed and reserve size, if any, were executed, canceled or suspended internally, a Subscriber's incoming order will be routed to another market center if it is immediately executable through such routing (unless there are instructions to the contrary on the order). In the case of a non-Subscriber order, if orders at the System's quoted price up to its displayed and reserve size, if any, were executed, canceled or suspended internally, the System automatically rejects the incoming order from the non-Subscriber and returns the order unexecuted to its sender.

Members of the NASD that are participants in the Nasdaq Market Center have indirect access to the orders displayed by the System up to their full displayed and reserve size, if any, via inbound access through the Nasdaq Market Center. Non-Subscribers may also have indirect access to the orders in the System if they are connected to a market center, such as Archipelago or Inet, which directly or indirectly routes orders into the BATS ECN.

The System is connected to the Computer Assisted Execution System ("CAES"), which provides for the dissemination of, and access to, all best-priced System orders in exchange-traded securities to broker-dealers for execution. The System's connection to CAES is achieved indirectly through electronic linkages with systems operated by the Nasdaq Market Center. CAES is an automated system operated by the Nasdaq Market Center that allows NASD members to direct agency orders and principal orders (provided they are a CQS Market Maker in the stock) in exchange-traded securities to CAES for automatic execution against CAES market makers. The Intermarket Trading System ("ITS") is a software/hardware system operated by Securities Industry Automation Corporation ("SIAC") that interconnects competing exchange markets for the purpose of choosing the best market. ITS/CAES is the NASD's linkage to ITS that enables ITS/CAES Market Makers in listed securities to direct agency and principal orders to/and receive orders from the floors of participating ITS exchanges. Only CQS Market Makers registered as ITS/CAES Market Makers with the NASD are eligible to participate in the ITS/CAES linkage. As demand warrants, and in conjunction with the CAES and ITS/CAES linkages, BATS intends to register as an ITS/CAES Market Maker and as a CQS Market Maker.[7]

BATS has established the necessary linkage to ITS/CAES in order to satisfy the dissemination and equivalent access requirements of the ECN Display Alternative in conformance with NASD Rule 4623. Registration as a ITS/CAES Market Maker and as a CQS Market Maker, in conjunction with the linkage to ITS/CAES, will enable BATS to widely disseminate orders entered into the System. BATS will provide to ITS/CAES the best prices and sizes that Subscribers enter into the System with respect to exchange-traded securities for inclusion in the public quotation data made available by CQS. Similarly, the linkage to

[7] BATS understands and acknowledges that its connection to the Nasdaq Market Center is a pre-condition to compliance with the ECN Display Alternative with respect to Nasdaq securities and that its connection to ITS/CAES is a pre-condition to compliance with the ECN Display Alternative with respect to exchange-traded securities.

ITS/CAES will assure that non-Subscriber broker-dealers will have access to orders entered into BATS in a manner that is functionally equivalent to the access available generally to market maker quotations in exchange-traded securities pursuant to Nasdaq Market Center and NASD rules (i.e., top of book).

4. Telephone Help Desk

BATS operates a telephone help desk staffed by appropriately registered personnel during normal trading hours to answer questions in the event of a malfunction of the System or loss of connectivity by a Subscriber. In the event of a malfunction of the System or loss of connectivity by a Subscriber, all orders submitted by the Subscriber, but not yet executed, will be cancelled immediately. The help desk will respond to any questions or problems that Subscribers have with the System. Help desk personnel will be subject to a strict policy prohibiting the disclosure of such information to anyone outside of BATS or to unauthorized personnel within BATS. Subscribers will not be able to call the help desk to place orders, whether for execution or display on the System. A Subscriber will be able to call the help desk, however, to request immediate cancellation of all of its open orders.

5. Matching Engine

As noted above, Subscribers connect to the System via an "Order Handler" using the industry standard FIX protocol, or the BATS POUCH protocol, with BATS specific extensions. The Order Handler validates each incoming order, converts it to an internal BATS proprietary format, and forwards it to the appropriate "matching unit" (described below).

At the core of the System are several matching units. Each matching unit handles a bin of symbols, which can be reallocated to balance the load across the System. The matching unit compares the limit price of an incoming order with the price of resting limit orders on the BATS Order Book and the price of other markets' displayed quotes. If the order is immediately marketable against the BATS Order Book and the BATS quote is equal to or better than the consolidated quote, an immediate match is made and communicated back to the Subscriber. If another market is displaying a better quote, the Subscriber's order is forwarded to the other market to attempt to fill the order at the best available price.

All orders are matched according to price-display-time priority. Displayed orders have priority over non-displayed orders.

BATS makes its top of book quotes available via the Nasdaq Market Center. BATS may also transmit some of its depth of book to the Nasdaq Market Center, though only top of book quotes will be displayed in the Nasdaq Market Center. Full depth of book market data is available to Subscribers via the BATS PITCH protocol.

6. Trade Reporting, Clearance and Settlement

The System provides automatic execution, clearance and settlement of trades in certain securities via BATS' computerized, proprietary trading system. The System provides the opportunity for all Subscribers to obtain execution of their orders. All Subscribers' orders displayed over the System are available for execution in whole or, where permitted by the terms of the order, in part. Orders executed by BATS on behalf of Subscribers are executed on an agency basis, with BATS as the contra-side broker on every trade in order to maintain anonymity of the Subscriber. BATS reports all transactions effected through the System to ACT for trade reporting purposes.

All transactions effected through the System are cleared by Subscribers' clearing firms in accordance with normal industry standards for the clearance and settlement of securities transactions. BATS acts as an introducing broker, and provides through its clearing firm, Wedbush Morgan Securities, Inc. (Wedbush), a choice of the following clearing and settlement options:

* Qualified Special Representative Clearing
* Correspondent Clearing
* ACT Clearing Services

- Qualified Special Representative: For QSR clearing, a Subscriber's clearing firm must authorize Wedbush to act as its Qualified Special Representative ("QSR"). This allows Wedbush to lock in trades and submit transactions directly to the NSCC for clearance. QSRs are granted authorization by the contra clearing firm to submit trade information to NSCC on behalf of the contra clearing firm, and the contra clearing firm agrees to accept responsibility for the trades submitted. NSCC receives this information and reports it on the NSCC OTC Contract Sheets. Both Wedbush and the Subscriber's clearing firm then use these Contract Sheets to compare and reconcile all transactions effected on BATS. When clearing QSR Trades, the Subscriber's clearing broker authorizes Wedbush to bypass the ACT system (described below) and submit "locked-in" transactions directly to the NSCC for clearing. The Subscriber's clearing firm may request real-time "drop copies" of the trades to enter into whatever risk management system it uses. By submitting transactions directly to the NSCC for clearing, the process is simplified and the potential for trade breaks or discrepancies is greatly reduced. In order to clear via QSR, a Subscriber's clearing firm must sign and return the required QSR agreement to BATS. After Wedbush receives the executed forms from BATS, Wedbush will submit the documentation to NSCC for processing. When using the QSR clearing method, Subscribers can elect to have BATS compress their trades or to have their trades submitted individually for clearing.

- Correspondent Clearing: For Correspondent Clearing, a Subscriber's clearing firm must authorize Wedbush to act as its Special Representative. This allows Wedbush to submit transactions directly to the NSCC for clearance. Wedbush is granted authorization by the contra clearing firm to submit trade information to NSCC on behalf of the contra clearing firm, and the contra clearing firm agrees to accept responsibility for the trades submitted. NSCC receives this information and reports it on the NSCC Correspondent Clearing Sheets. Both Wedbush and the Subscriber's clearing firm then use the Correspondent Clearing Sheets to compare and reconcile all transactions effected on BATS. When clearing via Correspondent Clearing, the Subscriber's clearing firm authorizes Wedbush to bypass the ACT system (described below) and submit "flip" transactions directly to the NSCC for clearing. The Subscriber's clearing firm may request real-time "drop copies" of the trades to enter into whatever risk management system it uses. By submitting transactions directly to the NSCC for clearing, the process is simplified and the potential for trade breaks or discrepancies is greatly reduced. In order to clear via Correspondent Clearing, the Subscriber's clearing firm must sign and return the required Correspondent Clearing Agreement. Wedbush will execute an Application for Status as a Special Representative (Form 9-A) and the contra clearing firm will execute a Special Representative Consent (Form 9-B). After Wedbush receives executed forms from BATS, Wedbush will submit the documentation to NSCC for processing. When using the Correspondent Clearing method, Subscribers can elect to have BATS compress their trades or to have their trades submitted individually for clearing.

- ACT Clearing Services: The Automated Confirmation Transaction ("ACT") Service is a system provided by the Nasdaq Market Center for both trade comparison and tape reporting purposes. All Subscriber trades are "locked-in" on executed trades and thus, such trades do not require trade comparison through ACT. Subscribers are not required to submit their side of the trade to ACT. However, Subscribers may choose to have ACT submit their trades directly for clearing. Some clearing firms use ACT's risk management system to monitor the activity of their Subscribers. In order to participate in the ACT clearing program, a Subscriber must become a Nasdaq Market Center ACT participant by signing and returning an ACT agreement to BATS, who will file the ACT agreement with the Nasdaq Market Center.

Request for No-Action Letter

In connection with its request for no-action relief, BATS makes the following representations:

1. The System will be an ECN within the meaning of Rule 600(b)(23) of Regulation NMS

Rule 600(b)(23) of Regulation NMS defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part."

The System will allow Subscribers, including OTC market makers and exchange market makers, electronically to enter orders in exchange-traded[8] and Nasdaq securities[9] for dissemination to other Subscribers, who can then effect executions, in whole or in part, against those orders. Accordingly, the System will satisfy the definition of an ECN.

2. Compliance with the ECN Display Alternative

Paragraph (b)(5)(ii) of the Quote Rule provides that an exchange market maker or OTC market maker that has entered a priced order for an NMS security into an ECN that widely

[8] 17 CFR 242.600(b)(25).

[9] 17 CFR 242.600(b)(41).

disseminates such order shall be deemed to be in compliance with paragraph (b)(5)(i)(A) of the rule if the ECN meets two criteria.[10] First, it must provide to a self-regulatory organization for inclusion in the public quotation system, the best prices, and the sizes associated with such prices, for a security that exchange market makers and OTC market makers have entered into the ECN for that security. Second, it must provide non-Subscriber brokers and dealers with the ability to effect transactions with orders entered in the ECN that is functionally equivalent to the ability of such brokers and dealers to effect a transaction with an exchange market maker or OTC market maker pursuant to the rules of the securities exchange or association to which the ECN sends its quotes and last sale information.

The System will satisfy both requirements. Specifically, BATS will: (i) transmit to the Nasdaq Market Center for public display by the Nasdaq Market Center the best priced orders of all orders entered by OTC market makers or exchange market makers for securities in which they make markets or act as specialist; and (ii) provide to any broker or dealer access to such orders displayed that is functionally equivalent to the access available generally to OTC market maker quotations provided pursuant to the rules of the Nasdaq Market Center. All Subscriber orders at the top of the BATS Order Book (i.e., best bid/ask by time priority) will be transmitted to the Nasdaq Market Center for display.

As noted above, the System is connected to the Nasdaq Market Center and will offer inbound and outbound access to quotations in Nasdaq National Market and Nasdaq Capital Market stocks published in the Nasdaq Market Center. With respect to exchange-traded securities, BATS has established the necessary linkage to ITS/CAES in order to satisfy the dissemination and equivalent access requirements of the ECN Display Alternative in conformance with NASD Rule 4623. Registration as a ITS/CAES Market Maker and as a CQS Market Maker, in conjunction with the linkage to ITS/CAES, will enable BATS to widely disseminate orders entered into the System. BATS will provide to ITS/CAES the best prices and sizes that Subscribers enter into the System with respect to exchange-traded securities for inclusion in the public quotation data made available by CQS. Similarly, the linkage to ITS/CAES will assure that non-Subscriber broker-dealers will have access to orders entered into BATS in a manner that is functionally equivalent to the access available generally to market maker quotations in exchange-traded securities pursuant to Nasdaq Market Center and NASD rules (i.e., top of book).

3. Access

As described above, direct Subscriber access to the System is available at a dedicated IP address configured by BATS that assures that only authorized Subscribers gain access to the System. Upon receipt, the System will respond to non-Subscriber orders no slower than it will respond to Subscriber orders. Accordingly, the System's response time to Subscriber orders and non-Subscriber orders will be nearly equal and normally will occur within less than a second of receipt. BATS will charge non-Subscriber broker-dealers a rate that does not exceed

[10] Paragraph (b)(5) of the Limit Order Display Rule provides an exception from that rule for any customer limit order that is delivered immediately upon receipt to an ECN that complies with the requirements of paragraph (b)(5)(ii) of the Quote Rule with respect to that order. 17 CFR 242.604(b)(5).

the then current rate charged to a substantial portion of its active broker-dealer Subscribers and in any event not in excess of the maximum fee as may be authorized pursuant to Regulation NMS from time to time, plus any fee charged to BATS by any securities exchange or association (e.g., transaction fees).[11]

4. Capacity and Security

BATS further represents that the System has sufficient capacity to handle the volume of data reasonably projected to be entered into the System. Moreover, BATS will conduct periodic system capacity reviews and tests to: (i) ensure future capacity; (ii) identify potential weaknesses; and (iii) reduce the risks of system failures and threats to system integrity.

Firewalls are implemented at the network level on the processing system, allowing only authorized personnel to access the System. Key cards are necessary to physically access BATS facilities and all computer systems are password protected. As noted above, access to information about the trading activity of Subscribers is limited to a need-to-know basis for all employees, officers and directors of BATS.

For contingency purposes, each service is duplicated at the hardware, network and software levels. BATS has redundant network connections from its core system into the SAVVIS network. The SAVVIS network utilizes redundant backbone segments and redundant edge devices. The matching engine architecture at BATS allows for trade activity load balancing across multiple instances. In this way, the operations team at BATS can move a group of securities traded on one matching unit (should it fail or realize degradation in performance) to one or more alternate matching units. In addition, BATS has redundant access to the Nasdaq Market Center for trade reporting as well as for the execution of orders (including both outbound and inbound orders). This redundant infrastructure significantly reduces the risk that the System will lose connectivity to the Nasdaq Market Center.

Conclusion

On the basis of the foregoing, we respectfully request that the Division advise BATS that:

1. The System will be an ECN as that term is defined in Rule 600(b)(23) of Regulation NMS;

2. BATS would be in compliance with the requirements of the ECN Display Alternative with respect to exchange-traded securities for which a linkage between the System, CAES, ITS and CQS is operational;

[11] Rule 610(c) of Regulation NMS generally limits the fee that market participants, including ECNs, may in the aggregate charge for accessing a protected quotation to no more than $ 0.003 per share. Rule 610(c) became effective as of August 29, 2005, but is subject to delayed compliance dates and thus, is not yet applicable to BATS. See Securities Exchange Act Release 51808 (June 9, 2005), 70 FR 37496, 37576 (June 29, 2005).

3. BATS would be in compliance with the requirements of the ECN Display Alternative with respect to Nasdaq securities for which a linkage between the System and the Nasdaq Market Center is operational; and

4. Upon compliance by BATS with the ECN Display Alternative, the Division would not recommend that the Commission take enforcement action against OTC market makers or exchange market makers (including exchange specialists) who are Subscribers in the System if such market makers enter orders into the System without modifying their public quotations in compliance with the Quote Rule and the Limit Order Display Rule.

If you have any questions or seek any additional information regarding this matter, please contact the undersigned at (816) 285-9900.

Sincerely,

David Cummings
Chief Executive Officer
BATS Trading, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 17, 2006

Mr. David Cummings
Chief Executive Officer
BATS Trading, Inc.
320 Armour Road, Suite 200
North Kansas City, MO 64116

Act	Securities Exchange Act of 1934
Section	11A
Rule	Regulation NMS #600-602
Public Availability	February 17, 2006

RE: BATS Trading, Inc.
No-Action Relief Request

Dear Mr. Cummings:

In your letter dated February 15, 2006, you state that BATS Trading, Inc. ("BATS") will operate a system known as the BATS ECN and request that the Division of Market Regulation (the "Division") of the Securities and Exchange Commission ("Commission") advise BATS that:

1. BATS ECN will be an electronic communications network ("ECN") as that term is defined in Rule 600(b)(23) of Regulation NMS[1] under the Securities Exchange Act of 1934 ("Exchange Act");

2. BATS would be in compliance with the requirements of the ECN Display Alternative as described in paragraph (b)(5)(ii) of Rule 602 of Regulation NMS ("Quote Rule")[2] with respect to exchange-traded securities[3] for which a linkage between BATS ECN, the Computer Assisted Execution System ("CAES"), the Intermarket Trading System ("ITS"), and the Consolidated Quotation System ("CQS") is operational;

3. BATS would be in compliance with the requirements of the ECN Display Alternative with respect to Nasdaq securities[4] for which a linkage between BATS ECN and the Nasdaq Market Center is operational; and

4. Upon compliance by BATS with the ECN Display Alternative, the Division would not recommend that the Commission take enforcement action against OTC market

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1 17 CFR 242.600(b)(23).

2 17 CFR 242.602(b)(5)(ii).

3 The term "exchange-traded security" is defined in Rule 600(b)(25) of Regulation NMS, 17 CFR 242.600(b)(25).

4 The term "Nasdaq security" is defined in Rule 600(b)(41) of Regulation NMS, 17 CFR 242.600(b)(41).

makers[5] or exchange market makers[6] who are subscribers to BATS ECN if such market makers enter orders into BATS ECN without modifying their public quotations in compliance with the Quote Rule and Rule 604 of Regulation NMS ("Limit Order Display Rule"),[7] as applicable.

The Division hereby grants your request. Accordingly, the Division takes the position that BATS ECN will be an ECN as defined in Rule 600(b)(23) of Regulation NMS. The Division also believes that BATS will be in compliance with the requirements applicable to the ECN Display Alternative with respect to (i) exchange-traded securities for which a linkage between BATS ECN, ITS/CAES, and CQS is operational; or (ii) with respect to Nasdaq securities for which a linkage between BATS ECN and the Nasdaq Market Center is operational, and in each case BATS ECN provides access to certain orders pursuant to the terms of the ECN Display Alternative. The Division will not recommend that the Commission take enforcement action against OTC market makers or exchange market makers, who are subscribers to BATS ECN, if such market makers enter orders into BATS ECN without modifying their public quotations in compliance with the Quote Rule and the Limit Order Display Rule, as applicable. In taking this position, the Division relied on the following representations made in your letter of February 15, 2006:

1. BATS is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").
2. BATS operates as an alternative trading system ("ATS") pursuant to Regulation ATS[8] under the Exchange Act.
3. BATS ECN will be an ECN within the meaning of Rule 600(b)(23) of Regulation NMS and will allow subscribers, including OTC market makers and exchange market makers, electronically to enter orders in exchange-traded and Nasdaq securities for dissemination to other subscribers, who can then effect executions, in whole or in part, against those orders.
4. BATS will: (i) transmit to the Nasdaq Market Center for public display by the Nasdaq Market Center the best priced orders of all orders entered by OTC market makers or exchange market makers for securities in which they make markets or act as specialist; and (ii) provide to any broker or dealer access to such orders displayed that is functionally equivalent to the access available generally to OTC market maker quotations provided pursuant to the rules of the Nasdaq Market Center. All subscriber orders at the top of the BATS Order Book (*i.e.*, best bid/ask by time priority) will be transmitted to the Nasdaq Market Center for display.[9]

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5 The term "OTC market maker" is defined in Rule 600(b)(52) of Regulation NMS, 17 CFR 242.600(b)(52).

6 The term "exchange market maker" is defined in Rule 600(b)(24) of Regulation NMS, 17 CFR 242.600(b)(24).

7 17 CFR 242.604.

8 17 CFR 242.300-303.

9 As explained it its letter dated February 15, 2006, BATS ECN is connected to the Nasdaq Market Center and will offer inbound and outbound access to quotations in Nasdaq National Market and Nasdaq Capital Market stocks published in the Nasdaq Market Center.

5. Likewise, with respect to exchange-traded securities, BATS has established the necessary linkage to ITS/CAES in order to satisfy the dissemination and equivalent access requirements of the ECN Display Alternative. Registration as an ITS/CAES Market Maker[10] and as a CQS market maker,[11] in conjunction with the linkage to ITS/CAES, will enable BATS to widely disseminate orders entered into BATS ECN.[12] BATS will provide to ITS/CAES the best prices and sizes that subscribers enter into BATS ECN with respect to exchange-traded securities for inclusion in the public quotation data made available by CQS. Similarly, the linkage to ITS/CAES will assure that non-subscriber broker-dealers will have access to orders entered into BATS in a manner that is functionally equivalent to the access available generally to market maker quotations in exchange-traded securities pursuant to Nasdaq Market Center and NASD rules.

6. Direct subscriber access to BATS ECN is available at a dedicated IP address configured by BATS that assures that only authorized subscribers gain access to BATS ECN. Upon receipt, BATS ECN will respond to non-subscriber orders no slower than it will respond to subscriber orders. Accordingly, BATS ECN's response time to subscriber orders and non-subscriber orders will be nearly equal and normally will occur within less than a second of receipt. BATS will charge non-subscriber broker-dealers a fee at a rate not exceeding the then-current rate charged to a substantial portion of its active broker-dealer subscribers and in any event not in excess of the maximum fee as may be authorized pursuant to Regulation NMS from time to time, plus any fee charged to BATS by any securities exchange or association (*e.g.*, transaction fees).[13]

7. BATS ECN has sufficient capacity to handle the volume of data reasonably projected to be entered into BATS ECN. Moreover, BATS will conduct periodic system capacity reviews and tests to: (i) ensure future capacity; (ii) identify potential weaknesses; and (iii) reduce the risks of system failures and threats to system integrity.[14]

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10 The term "ITS/CAES Market Maker" is defined in NASD Rule 5210.

11 The term "CQS market maker" is defined in NASD Rule 4200. *See also* NASD Rule 6320 (setting forth the rules governing registration as a CQS market maker).

12 BATS represents that, as demand warrants, it intends to register as an ITS/CAES Market Maker and as a CQS market maker. The Division's position that BATS will be an ECN with respect to exchange-traded securities is conditioned on BATS registering for and obtaining ITS/CAES Market Maker and CQS market maker status.

13 The Division notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. Rule 610(c) became effective as of August 29, 2005, and is subject to delayed compliance to be implemented in two phases. *See* Securities Exchange Act Release 51808 (June 9, 2005), 70 FR 37496, 37576 (June 29, 2005).

14 BATS represents that "[i]f [BATS ECN] loses connectivity with the Nasdaq Market Center, BATS personnel will immediately cancel all quotes previously published by BATS in the Nasdaq Market Center." The Division's no-action position is conditioned on BATS maintaining active connectivity with national market centers. Accordingly, in the event that BATS loses connectivity with the Nasdaq Market Center or

The Division conditions its position on the continuing accuracy of these representations and compliance by BATS with all applicable Commission and self-regulatory organization rules, including any additional requirements applicable to ECNs. Any different facts or conditions - including but not limited to, modifications or revisions to, or expansion of service provided by, BATS ECN - may require a different response. The Division may request additional representations from you regarding the operation of BATS ECN. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position. This no-action position concerns enforcement action under Section 11A of the Exchange Act[15] only, and does not express any legal conclusions regarding the applicability of Section 11A or other statutory or regulatory provisions of the federal securities laws.

Compliance with the ECN Display Alternative depends in many respects on the practical effect of the operational conditions established by BATS ECN and the manner of operation of the linkage between BATS ECN, ITS/CAES, and CQS or between BATS ECN and the Nasdaq Market Center. Therefore, the Division is limiting the effectiveness of this no-action position until June 28, 2006.

Sincerely yours,

Robert Colby

Robert L.D. Colby
Acting Director

ITS/CAES, BATS would not be in compliance with the ECN Display Alternative and the no-action relief described herein would not be available.

15 15 U.S.C. 78k-1.